October 7, 2019

Zhou Pengwu
Chief Executive Officer
Aesthetic Medical International Holdings Group Ltd.
1122 Nanshan Boulevard
Nanshan District, Shenzhen
Guangdong Province, China 518052

       Re: Aesthetic Medical International Holdings Group Ltd.
           Registration Statement on Form F-1
           Filed September 30, 2019
           File No. 333-234022

Dear Dr. Pengwu:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1

Capitalization, page 62

1. Please revise the pro forma presentation of your capitalization to also give effect to the exchange of the exchangeable notes into Series B preferred shares and the automatic re-
       designation of these shares as ordinary shares.
Financial Statements
Unaudited Interim Condensed Consolidated Balance Sheet, page F-91

2. We note the subsequent event disclosed on page F-119 and the disclosure within your capitalization disclosure on page 62. Please revise the pro forma balance sheet information to also give effect to the exchange of the exchangeable notes into Series B
 Zhou Pengwu
Aesthetic Medical International Holdings Group Ltd.
October 7, 2019
Page 2
         preferred shares, and the automatic re-designation of these shares as ordinary shares immediately prior to the completion of the offering.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Robert S.
Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess,
Attorney-Adviser, at (202) 551-7951 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-
3257 with any other questions.



FirstName LastNameZhou Pengwu                         Sincerely,
Comapany NameAesthetic Medical International Holdings Group Ltd.
                                                      Division of Corporation
Finance
October 7, 2019 Page 2                                Office of Life Sciences
FirstName LastName